ULTIMUS MANAGERS TRUST
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

March 18, 2015

FILED VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Ultimus Managers Trust (the "Trust")
811-22680; 333-180308

Ladies and Gentleman:

We are electronically filing via EDGAR the Trust's response to the comment provided by Ms.  Stephanie Hui of the staff of the Securities and Exchange Commission (the "Commission") on preliminary copies of a Written Consent Solicitation of Shareholders in Lieu of Meeting, including a Shareholder Letter and Written Consent (the "Written Consent"), to be furnished to shareholders of Ryan Labs Core Bond Fund (the "Fund"), a series of Ultimus Managers Trust, filed with the Commission on March 6, 2015 pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934.  The Trust intends to file definitive copies of the Written Consent reflecting the change described in this response after it is filed.  The following are comments provided by the Commission staff and the Trust's response to each:

PROXY STATEMENT

COMMENT

On page 14, the second sentence under the heading "Shareholder Approval" states:  "The vote of a majority of the outstanding shares of the Fund means the vote of 50% of the outstanding shares of the Fund."  Rule 2a-42(b) of the Investment Company Act of 1940 defines a majority as "more than 50 per centum of the outstanding voting securities of" a fund.

RESPONSE

The sentence on page 14 has been revised to state: "The vote of a majority of the outstanding shares of the Fund means the vote of more than 50% of the outstanding shares of the Fund."

QUESTION

Staff requested an explanation of how use of a Written Consent, rather than a Proxy, conforms with state law.

EXPLANATION

Ultimus Managers Trust (the "Trust") is an Ohio business trust, organized pursuant to Ohio Revised Code Chapter 1746 (the "Ohio business trust statute"), and therefore Ohio law governs whether the shareholders of the Trust may take action by written consent.  The Ohio business trust statute does not contain any prohibition with regard to shareholders of an Ohio business trust acting by written consent.  Rather, Ohio Revised Code §1746.09(6) provides that an Ohio business trust has the power: "To make and alter bylaws not inconsistent with law or with its trust instrument for regulating the government of the business trust and for the administration of its affairs[.]"

Article V of the Trust's Agreement and Declaration of Trust (the "Declaration of Trust"), provides that "[s]hares may be voted in person or by proxy" and that "[t]he Bylaws may include further provisions for Shareholders' votes and meetings, including the establishment of record dates, the determination of a quorum and related matters not inconsistent with the provisions hereof."

Article 13 of the Trust's Bylaws provides, in the subsection titled "Action by Written Consent": "Subject to the provisions of the 1940 Act and other applicable law, any action taken by shareholders may be taken without a meeting if a majority of shareholders entitled to vote on the matter (or such other proportion thereof as shall be required by the 1940 Act or by any express provision of the Declaration of Trust or these Bylaws) consent to the action in writing and such written consents are filed with the records of the meetings of shareholders.  Such consent shall be treated for all purposes as a vote taken at a meeting of shareholders."

The Trust, in providing shareholders of the Fund with a Written Consent in Lieu of Meeting, rather than a proxy, is acting within the provisions of the Trust's Declaration of Trust and Bylaws, which are not inconsistent with the Ohio business trust statute.  All Fund shareholders will be provided with the Written Consent and all shareholders will have the opportunity to give or withhold their consent to the Written Consent Solicitation.

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We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning this filing, please telephone the undersigned at (513) 587-3451.

Very truly yours,

/s/ Frank L. Newbauer

Frank L. Newbauer
Secretary